UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Filing No. 1 for the Month of July, 2006

NORTHCORE TECHNOLOGIES INC.

(Exact name of Registrant)

302 The East Mall, Suite 300, Toronto, Ontario Canada M9B 6C7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

NORTHCORE TECHNOLOGIES INC.

Exhibits

On July 12, 2006, NORTHCORE TECHNOLOGIES INC. (“NORTHCORE” or the “Company”) filed its Material Change Report, dated July 12, 2006, with the applicable Canadian securities commissions and exchanges pursuant to Canadian law. As well, on July 4, 2006 the Company issued a News Release that is attached as part of this Form 6-K. The above listed documents are attached as exhibit 99.1 and exhibit 99.2 to this Form 6-K.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause NORTHCORE’s results to differ materially from expectations. These risks include NORTHCORE’s future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of its proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as NORTHCORE may identify and discuss from time to time, including those risks disclosed in NORTHCORE’s most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that NORTHCORE’s plans will be achieved.

Exhibit
Number	Description

99.1	News Release Dated July 4, 2006 - ADB Completes Sale of Norwegian Business Unit - Company changes name to Northcore Technologies
99.2	Material Change Report Dated July 12, 2006

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHCORE TECHNOLOGIES INC.

Date: July 12, 2006	By:	/s/ Jeffrey Lymburner
Name: Jeffrey Lymburner
Title: Chief Executive Officer